UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Genesis Energy, L.P.

(Name of issuer)

Common Units – Class A representing limited partnership interests

(Title of class of securities)

371927104

(CUSIP number)

James E. Davison, Jr.

2000 Farmerville Highway

Ruston, Louisiana 71270

(318) 255-3850

(Name, address and telephone number of person authorized to receive notices and communications)

December 28, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 371927104
1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James E. Davison, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 4,209,973 shares
	8	Shared voting power:
	9	Sole dispositive power: 4,209,973 shares
	10	Shared dispositive power:
11	Aggregate amount beneficially owned by each reporting person 4,209,973 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.52% (1) (2)
14	Type of reporting person* IN

(1)	Includes 1,049,406 Common Units held by James Ellis Davison, Jr. Grantor Retained Annuity Trust, but does not include 367,292 Waiver Units (described below) issued pursuant to the Merger Agreement (described below).
(2)	Approximate figure based upon 64,575,065 Common Units outstanding as of December 28, 2010 (including 19,814,373 Common Units issued pursuant to the Merger Agreement). This figure excludes 39,997 Class B Units and 6,999,968 Waiver Units issued pursuant to the Merger Agreement.

Page 2 of 6 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D is being filed by James E. Davison, Jr. and amends and supplements the Schedule 13D filed on August 3, 2007, as amended on January 4, 2008, July 18, 2008, October 22, 2008 and March 26, 2010 (the “Original Schedule 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented to include the following:

This Amendment relates to common units representing limited partner interests (“Common Units”) in Genesis Energy, L.P., a Delaware limited partnership (“Genesis”). The Common Units have been renamed “Common Units – Class A” in the Fifth Amended and Restated Agreement of Limited Partnership of Genesis, dated December 28, 2010 (the “Partnership Agreement”). The principal executive offices of Genesis are located at 919 Milam, Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented to include the following:

James E. Davison, Jr. is the trustee of the James Ellis Davison, Jr. Grantor Retained Annuity Trust (“Davison GRAT”). Davison GRAT is a trust formed under the laws of Louisiana with its address at 2000 Farmerville Highway, Ruston, Louisiana 71270. During the last five years, neither James E. Davison, Jr. nor Davison GRAT have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

1,049,406 Common Units were acquired by the Davison GRAT on December 28, 2010 as consideration for the units it held in the General Partner (defined below) pursuant to the Merger Agreement and the transactions contemplated thereby (described in Item 4 below). The remaining Common Units were acquired on July 25, 2007 pursuant to the terms of the Purchase Agreement.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following:

(b)

On December 28, 2010, Genesis, Genesis Energy, LLC, the general partner of Genesis (the “General Partner”), and Genesis Acquisition, LLC, a wholly owned subsidiary of Genesis (“Merger Sub”), entered into the Agreement and Plan of Merger, dated as of December 28, 2010 (the “Merger Agreement”), whereby Merger Sub merged with and into the General Partner, with the General Partner as the surviving entity (the “Merger”). Pursuant to the Merger Agreement, holders of units in the General Partner (“GP Units”) became entitled to receive in consideration for their GP Units approximately 27,000,000 units in Genesis, consisting of: (i) approximately 19,960,000 Common Units, (ii) 40,000 common units designated “Common Units – Class B” with rights, preferences and privileges of the Common Units and rights to elect the board of directors of the General Partner (the “Board”) and convertible into Common Units (collectively, the “Class B Units”) and (iii) approximately 7,000,000 units designated “Waiver Units” convertible into Class A Units (collectively, the “Waiver Units”). In consideration for its GP Units, Davison GRAT received (i) 1,049,406 Common Units, (ii) 367,292 Waiver Units (equally divided into four classes) and (iii) cash paid in-lieu of fractional units. The Waiver Units are non-voting securities entitled to a minimal

Page 3 of 6 Pages

preferential quarterly distribution of $0.001786 per unit per quarter and are comprised of four classes (designated Class 1, Class 2, Class 3 and Class 4) of 1,750,000 authorized units each. The Waiver Units have the right to convert into Common Units at the rate of one Common Unit for each Waiver Unit in four equal installments (based on class) in the calendar quarter during which each of the Common Units receives a quarterly distribution of at least $0.43, $0.46, $0.49 and $0.52, as applicable, if Genesis’ distribution coverage ratio (after giving effect to the then convertible Waiver Units) would be at least 1.1 times. In addition, the Waiver Units have the right to convert into Common Units upon a sale of Genesis (including a sale of all or substantially all of its assets or a merger or other form of statutory reorganization), subject to approval of such transaction by the Conflicts Committee.

In connection with the Merger Agreement and the transactions contemplated thereby, Genesis and the Davisons (defined below) entered into Amendment No. 3, dated as of December 28, 2010 (“Davison Registration Rights Amendment”), to that certain Registration Rights Agreement, dated as of July 25, 2007 (as amended, the “Davison Registration Rights Agreement”), with respect to the Common Units they received in connection with the Merger. The Davison Registration Rights Agreement gives the Davisons various rights, subject to certain limitations, for the registration of their Common Units. The Davison Registration Rights Amendment provides for, among other things, (i) a shelf registration statement with respect to such securities to the same extent as that certain Registration Rights Agreement, dated as of December 28, 2010, by and among Genesis and certain of the former holders of GP Units, (ii) a term of December 31, 2020 and (iii) seven underwritten offering demand rights.

(d)	In conjunction with the Merger Agreement and the transactions contemplated thereby, the Partnership Agreement and Second Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of December 28, 2010 (the “LLC Agreement”), were adopted. The Partnership Agreement and LLC Agreement provided for, among other things, the election of the Board by holders of the Class B Units, subject to the Davisons’ (defined below) right to elect up to three directors pursuant to the Unitholder Rights Agreement, as amended by the Unitholder Rights Amendment (as described below).

The Unitholder Rights Agreement, dated as of July 25, 2007, was amended by Amendment No. 1 dated December 28, 2010 (the “Unitholder Rights Amendment”). Under the terms of the Unitholder Rights Amendment, certain members of the Davison family of Ruston, Louisiana (including James E. Davison, Jr.), and their affiliates (collectively, the “Davisons”), have the right to elect up to three directors of the Board of Directors of the General Partner (the “Board”) based on the percentage of aggregate Common Units beneficially owned by them. The Davisons may elect directors based on the following schedule: (i) if they own 15% or more of the outstanding Common Units of Genesis, they may elect three directors; (ii) if they own 10% or more but less than 15% of the outstanding Common Units of Genesis, they may elect two directors; and (iii) if they own less than 10% the outstanding Common Units of Genesis, they may not elect any directors. In addition, so long as the Davisons have the right to elect three directors, the Board cannot have more than 11 directors without the Davisons’ consent.

The composition of the Board remains the same after giving effect to the Merger Agreement and the transactions contemplated thereby.

After giving effect to the Merger Agreement and the transactions contemplated thereby, the Davisons own approximately 20.58% of the outstanding Common Units of Genesis. Except as the Davisons’ Common Units may be counted for the limited purpose of determining the number of directors that may be elected to the Board and any participation they may have with other parties to designate such members from time to time, the Davisons’ have no formal or informal agreements, plans or proposals to modify the existing board structure, terms of office for directors, or take any other action to modify the Board.

(f)	Pursuant to the Merger Agreement and the transactions contemplated thereby (including the Partnership Agreement and the LLC Agreement), the incentive distribution rights held by the General Partner were extinguished and the 2.0% general partner interest in Genesis held by the General Partner was converted into a non-economic general partner interest.

The purpose of the acquisition of Common Units is to hold such securities as an investment, and except as described above or under (b) or (d) of Item 4 to the Original Schedule 13D, James E. Davison, Jr. does not have any present intent to acquire additional securities, change the business or function of the issuer, take any other action to alter the management, operation, structure, capitalization, or effect any other material change on the issuer.

Page 4 of 6 Pages

The descriptions of the Merger Agreement, the Davison Registration Rights Agreement (including Amendment No. 1 and Amendment No. 2), the Davison Registration Rights Amendment, the Partnership Agreement, the LLC Agreement and the Unitholder Rights Amendment are qualified in their entirety by reference to the full text of the Merger Agreement, the Partnership Agreement, the LLC Agreement and the Unitholder Rights Amendment, which are filed as Exhibits 7, 8, 9, 10, 11, 12, 13 and 14, respectively, hereto and each is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The information contained on the cover page of this Amendment is incorporated herein by reference.

After giving effect to the Merger Agreement and the transactions contemplated thereby, James E. Davison, Jr. may be deemed to be the beneficial owner of, and to have the sole voting and dispositive power over, 4,209,973 Common Units (approximately 6.52% of outstanding Common Units), including 3,160,567 Common Units held directly by him and 1,049,406 Common Units held indirectly through Davison GRAT, of which he is the trustee. The aforementioned ownership percentage of Common Units is based on 64,575,065 Common Units outstanding as of December 28, 2010 (including 19,814,373 Common Units issued pursuant to the Merger Agreement). These figures do not include Class B Units or Waiver Units, including the 367,292 Waiver Units acquired by the Davison GRAT pursuant to the Merger Agreement.

Except as set forth herein, James E. Davison, Jr. has not effected any transactions in Common Units in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

7	Agreement and Plan of Merger, dated as of December 28, 2010, by and among Genesis Energy, L.P., Genesis Acquisition LLC and Genesis Energy, LLC (incorporated by reference to Exhibit 2.1 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

8	Registration Rights Agreement, dated as of July 25, 2007 (incorporated by reference to Exhibit 10.3 of the Genesis Energy, L.P. Form 8-K dated July 31, 2007).

9	Amendment No. 1 to Registration Rights Agreement, dated as of November 16, 2007 (incorporated by reference to Exhibit 10.3 of the Genesis Energy, L.P. Form 8-K dated November 16, 2007).

10	Amendment No. 2 to Registration Rights Agreement, dated as of December 6, 2007 (incorporated by reference to Exhibit 10.1 of the Genesis Energy, L.P. Form 8-K dated December 12, 2007).

11	Amendment No. 3 to Registration Rights Agreement, dated as of December 28, 2010 (incorporated by reference to Exhibit 10.2 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

12	Fifth Amended and Restated Agreement of Limited Partnership of Genesis Energy, L.P., dated as of December 28, 2010 (incorporated by reference to Exhibit 5.1 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

13	Second Amended and Restated Limited Liability Company Agreement of Genesis Energy, LLC, dated as of December 28, 2010 (incorporated by reference to Exhibit 5.2 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

14	Amendment No. 2 to Unitholder Rights Agreement, dated as of December 28, 2010, by and among Genesis Energy L.P., Genesis Energy LLC and certain members of the Davison family of Ruston, Louisiana, and their affiliates (incorporated by reference to Exhibit 10.3 of the Genesis Energy, L.P. Form 8-K dated January 3, 2011).

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 6, 2011

JAMES E. DAVISON, JR.

/S/ JAMES E. DAVISON, JR.